Exhibit 23.3
Consent of Grant Thornton LLP
     We have issued our reports dated March 16, 2009, with respect to the consolidated financial statements (which expressed an unqualified opinion and contained an explanatory paragraph related to the adoption of the recognition and disclosure provisions of Financial Accounting Standards Board Interpretation No. 48 “Accounting for Uncertainty in Income Taxes”) and internal control over financial reporting included in the Annual Report of Tecumseh Products Company on Form 10-K for the year ended December 31, 2008 which is incorporated by reference in this Registration Statement on Form S-4. We hereby consent to the incorporation by reference in this Registration Statement of the aforementioned reports and to the use of our name as it appears under the caption “Experts”.
/s/ GRANT THORNTON LLP
Southfield, Michigan
May 19, 2009